UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

30 Dov Hoz

Kiryat Ono, 5555626, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on December 20, 2023, titled “ParaZero Successfully Completed its Drone Safety Project with a Fortune 500 Leading Automotive Manufacturer.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “ParaZero Successfully Completed its Drone Safety Project with a Fortune 500 Leading Automotive Manufacturer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: December 20, 2023	By:	/s/ Boaz Shetzer
		Name:	Boaz Shetzer
		Title:	Chief Executive Officer

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